Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com
CORRESPONDENCE FILING

VIA EDGAR

March 16, 2015

Re: Allianz Life Variable Account B and Allianz Life Insurance Company of North America
Post-Effective Amendment No. 5 to the Registration Statement No. 333-185866 and 811-05618 on Form N-4
Post-Effective Amendment No. 1 to the Registration Statement No. 333-195462 on Form S-1

We received oral comments from you on January 22, 2015 with respect to Registrant’s above-referenced Post-Effective Amendments to Registration Statements. This letter responds to those comments.

Attached to this letter are pages from the Index Advantage prospectus redlined against the courtesy copy of the prospectus we sent you on December 9, 2014, revised to respond to your comments on this filing. The responses to comments apply to both the Form N-4 and Form S-1 filing as applicable.

For the convenience of the staff in reviewing this response to comments, we are sending via email to the Insured Investment Office, a copy of this letter and a redline copy of the changed pages for the prospectus.

All page numbers in this letter refer to the courtesy copy of the prospectus sent to you on December 9th.

General

Comments:

a)	Please clarify that the new Index Guard Strategy Crediting Method is not available to current owners and where current owners can find information on the benefits they received.

b)	Please clearly state what is available to current owners and what is available to purchasers of new contracts.

Responses:

a)	Revised as requested.

b)	Revised as requested.

1.	Cover (pages 1-2)

Comments:

a)	Please clarify or modify what is meant by “external securities” in the following sentence.

If you allocate Purchase Payments to the Index Options, you receive annual returns (Credits) based on the performance of one or more external securities indices (Index or Indices).

b)
Please provide a separate row for the Index Guard Strategy in the table that lists which Indices are currently available with each Crediting Method. This comment also applies to Section 7, Index Options, page 38.

Responses:

a)	This means a non-proprietary index that tracks the performance of various securities.

b)	Revised as requested.

2.	Glossary (pages 4-8)

Comment:

In the definition of Index Performance Strategy, please explain why this Crediting Method is more sensitive to large negative market movements.

Response:

The Index Performance Strategy is more sensitive to large negative market movements because small negative market movements are absorbed by the Buffer. We also added this disclosure to the definition.

3.	Summary – How Can I Take Money Out of My Contract? (pages 16-17)

Comment:

Please provide more explanation of the following sentence.

Also, even though a negative Index Return may be less than the Floor for the Index Guard Strategy, you could receive a Daily Adjustment lower than the Floor.

Response:

We revised this sentence to read as follows:

Also, even though a negative Index Return may be less than the Floor for the Index Guard Strategy (e.g. the Index Return may be -8% but the Floor may be -10%), you could receive a Daily Adjustment lower than the Floor, because the Daily Adjustment reflects the present value of the Floor and you will not receive the full benefit of the Floor until the Index Anniversary.

4.	Section 1, Risk Factors (pages 21-25)

Comments:

a)	In the Calculation of Credits discussion, please provide comparable information regarding Index performance over the past ten years without dividends.

b)
In the Changes to Caps, Declared Protection Strategy Credit (DPSC) and Notice of Buffers and Floors discussion, please clearly state that when Caps change (other than on a sixth Index Anniversary) the only option available to Owners is to move money between the Index Options.

c)	In the Our Financial Strength and Claims-Paying Ability discussion, please state the names of the unregistered separate accounts.

Responses:

a)	Revised as requested.

b)	Revised as requested.

c)	Revised as requested.

5.	Section 2, The Variable Annuity Contract – State Specific Contract Restrictions (page 26)

Comment:

Please clearly state all state-specific Contract provisions.

Response:

Revised as requested.

6.	Section 8, Expenses – Withdrawal Charge (pages 44-46)

Comment:

In the first bullet of the Note on page 46, please explain why the statement “other than the withdrawal charge” is included in the following sentence.

Because we do not reduce the Withdrawal Charge Basis for penalty-free withdrawals or the deduction of Contract expenses other than the withdrawal charge, we may assess a withdrawal charge on more than the amount you are withdrawing upon a full withdrawal of the total Contract Value.

Response:

Deduction of the withdrawal charge does reduce the Withdrawal Charge Basis. However, deduction of any other Contract expenses, such as the product fee, do not reduce the Withdrawal Charge Basis.

7.	Section 13, Other Information – Transactions with Related Persons, Promoters and Certain Control Persons

(page 79)

Comment:

If there are specific transactions that present a conflict of interest, these should be disclosed in accordance with the provisions of Regulation S-K.

Response:

Acknowledged.

The Company acknowledges that changes to the Registration Statements based on staff comments do not bar the Commission from taking future action and that they do not foreclose the Commission from taking any action with respect to the filings.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the following address and phone number:

Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416. Telephone: (763)765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:         /s/ Stewart D. Gregg

            Stewart D. Gregg